UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of NOVEMBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 16, 2007                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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 HALO DISCOVERS 1 KILOMETRE STRIKE LENGTH AT BOB NORTH ZONE, SHERRIDON, MANITOBA


TORONTO, ONTARIO, NOVEMBER 16, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce drill results for the massive sulphide zone recently discovered at Bob North. The assay results reflect improved copper grades and add significantly to the size of the overall Bob Lake deposit.

                                   HIGHLIGHTS

     O    SIGNIFICANT TONNAGE ADDED TO BOB LAKE DEPOSIT
     O    HIGH COPPER GRADES INTERSECTED INCLUDING 14.7 M AT 1.8% COPPER

The four drill holes targeted a new area named Bob North based on revised geological and structural interpretations. The newly discovered Bob North Zone was intersected in four drill holes between approximately 200 metres to 250 metres from surface. The massive sulphide mineralization at Bob North is currently traced from surface, where the original discovery was made, over a strike length of 1000 metres down plunge where it remains open at depth beyond 250 metres.

"This new discovery at Bob Lake has impressive grades but we are most excited about the extent of the massive sulphide zone", says Lynda Bloom, President & CEO. "Our geological model predicted the location of a previously unknown massive sulphide zone that extends the near-surface mineralization down plunge greater than 1,000 metres. We are currently planning a drill program to define the widths, thicknesses and down plunge extension of the Bob North Zone. These very positive results will assist us in advancing this project to the development stage."

TECHNICAL HIGHLIGHTS
Results from four drill holes testing the down plunge extent of the Bob North massive sulphide zone are reported in the assay table below. Results for DH07-58 were reported previously.

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             DIP/
HOLE       AZIMUTH         FROM         TO        INTERVAL     COPPER       ZINC
          (degrees)         (m)         (m)         (m)*         (%)         (%)
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DH07-58     240/56        210.7        222.3        11.6         0.8         1.8
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DH07-59     240/63        225.4        229.7         4.3         1.8         1.9
--------------------------------------------------------------------------------
DH07-60     240/64        272.8        277.8         5.0         2.1         2.1
--------------------------------------------------------------------------------
DH07-61     240/66        257.9        272.6        14.7         1.8         1.3
--------------------------------------------------------------------------------
* Widths may be overstated by up to 10% due to orientation of the sulphide lenses.

The new Bob North Zone had not been tested previously by drilling. It represents a new discovery zone at Bob Lake with the best grade and thickness to date having been encountered at this new zone. DH07-60 is the deepest hole drilled on the Bob Lake plunge intersecting mineralization at 250 metres true depth. Both copper and zinc grades are highest in DH07-60 suggesting that the copper and zinc grades increase with depth. The substantial thickness of the mineralized zone intersected in DH07-61 suggests that not only the grade but also the thickness appears to improve down-plunge.

DRILLING UPDATE
Drilling has recommenced at the recent Lost Lake discovery to test the vertical extent of the mineralized zone. Previous announced drilling results identified mineralized intervals up to 1.6% copper and 4.9% zinc over 6 metres along a 500 metre strike length.


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                                      -2-

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Eckart Buhlman, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT THE SHERRIDON VMS PROPERTY
The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by
HudBay Minerals Inc. (TSX:HBM). Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

For further information, please contact:

Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.

Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com


ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

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